

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Jordan Licht
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

> **Re: Burford Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 001-39511**

Dear Jordan Licht:

We have reviewed your December 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Note 2: Summary of significant accounting policies
Fair value hierarchy
Valuation processes
Valuation methodology for Level 3 investments, page 85

1. We acknowledge your response to prior comment 5 and our discussion on January 4, 2023 where you stated your valuation approach is consistent with the principles of the income approach, as described in ASC 820-10-35-24A. As it relates to the initial valuation of your capital provision assets, please respond to the following:
    - Tell us whether when determining the terms you are willing to offer for contractual

rights to litigation settlements or court judgments, you perform a probability-based outcome analysis of potential cash outflows to be received under the proposed terms that explicitly applies a discount rate to take into consideration the differences in timing of the potential cash flows. For example, tell us whether your methodology discounts for time value the potential cash inflows that would come from a future litigation settlement based on the expected timing of such a settlement or stage of litigation, and if so, provide a representative example of how this is done.

- Tell us whether any probability-based outcome analysis you perform when deciding to enter into a capital provision rights agreement can be reconciled to the initial purchase price paid for the capital provision asset. If not, tell us why not.
- In response to prior comment 3, you stated that you are a market participant under ASC Topic 820. To the extent you consider the impact of the time value of money in determining the terms for entering into a capital provision rights agreement, tell us whether you believe there would be any basis for not considering changes to the time value of money (for example, market interest rate changes) on the fair value of the capital provision assets each reporting period.
- Tell us whether you factor in other potential risks, such as credit risk or foreign exchange risk, in determining the terms you would offer to initially acquire a capital provision asset, or in subsequent fair value measurements. If not, tell us why you do not believe a marketplace participant would consider this information.

2. To the extent that a capital provision rights agreement can be resolved by a court judgment that includes additional compensation for time value, please tell us whether you reflect the potential increase in cash inflows to be received under a court judgement in your fair value estimate as of each measurement period. If so, tell us how you reflect this potential increase in cash flows in your fair value estimate. If not, tell us why not.

3. We note your response to prior comment 4 where you provided your policy to consider whether there are situations that arise, outside of an adjudicative event, that result in a change to the estimated fair value of one of your capital provision assets. Please respond to the following:
    - Describe the procedures you put in place to determine when the price that a market participant would pay to purchase one of your capital provision assets would change, outside of an adjudicative event.
    - Provide an example of how this policy was applied in one of these situations, and the procedures performed to determine the appropriate fair value.
    - Describe the documentation you maintain to support your determination that events outside of adjudicative events do not have a material impact on the fair value of your capital provision assets.

4. We note your response to prior comment 6 where you described a technique that relies on the identification of observable events that result in a percent of an asset's cost being recognized as a fair value loss or the percentage of the expected profit being recognized as a fair value gain. Please respond to the following:

- Describe the analysis you use to develop the percentages you apply to an asset's cost for a particular observable event to determine the amount of fair value loss.
- For fair value gains recognized, tell us how you develop the expected profit and the related percentage to be applied for each material type of return you earn on your capital provision assets (for example, time based returns, multiple of funded capital, percentage of net realization, etc.).
- Outline for us the various groupings of capital provision assets for which you have developed expected profit or loss percentages. Describe to us how you have grouped these assets together, including your considerations related to the asset vintage, asset type, case jurisdiction and adjudicative events.
- Discuss how frequently you have revised the percentages applied using this technique, and what the driver of the revisions would be. When percentages are revised, tell us whether these updated percentages are applied to existing expected case outcomes at the next valuation date.
- To the extent you believe the percentages applied under this policy capture the expected time horizon for recovery, tell us how. In addition, tell us how you considered events impacting the expected time horizon of resolution such as delays due to the COVID-19 pandemic.

5. We note that the June 2022 (slide 9) and November 2022 (slide 12) Investor Presentations available on your website include disclosure of the implied cash realizations that you would receive from your capital provision assets based on a "probabilistic model." Please tell us whether there are any events that would result in a change to the implied cash realization for a capital provision asset in this probabilistic model that do not result in a change to your estimate of the fair value of that capital provision asset in accordance with ASC Topic 820. If so, explain what those events are, and why you believe those events would not be considered by a marketplace participant.

6. We note in your disclosure on page 31 that you continue to carry the YPF-related assets (both Petersen and Eton Park combined) at the same carrying value since June 2019, with the exception of increases in the cost basis due to costs deployed on the assets since that date that are recoverable. Please describe the procedures you performed to support the determination that there have not been any changes to relevant information and market conditions since June 2019 that would materially impact what a market participant would pay to acquire your YPF-related assets.

You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance

Office of Finance